                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD SIGNS NEW EXPLORATION FUNDING

AGREEMENT FOR ANGEL WING

Vancouver, BC, Canada – August 5, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces the termination of the exploration funding agreement with White Bear Resources Inc. and subsequently a new exploration funding agreement with Ramelius Resources Ltd. (“Ramelius”) (ASX: RMS) on Miranda’s Angel Wing project.

Under the terms of the agreement, Ramelius will fund US$4,000,000 in qualifying expenditures over a five-year period as an initial exploration expenditure.  Ramelius can then earn a 70% interest in Angel Wing by completing a positive feasibility study over a four-year period or by annually funding $1,000,000 in exploration and development during the next 10 years. The first year’s commitment of $350,000 is an obligation and includes a minimum of 4,000 ft of drilling.

Ramelius plans to conduct detailed mapping, rock chip sampling, expansion of the soil geochemistry grid and geophysics to refine the strike and dip of the epithermal veins at Angel Wing.  In areas where the veins are poorly exposed, IP/resistivity geophysics is being considered as a tool to guide the placement of drill holes.

For more details on Ramelius visit their website at http://www.rameliusresources.com.au/.

Project details

The Angel Wing project consists of 87 unpatented lode claims (7.3 sq km) in northeast Elko County, Nevada. Past work has consisted principally of mapping and sampling. High-grade, surface samples up to 2.700 oz Au/t (92.5g Au/t) occur in steeply dipping quartz-calcite-adularia "bonanza" veins within Triassic limestone. The high-grade veins remain untested by drilling in a zone measuring one mile (1.6 km) along strike, 1,200 ft (366 m) wide and at depth. Surface sampling has also identified disseminated, sediment-hosted gold mineralization up to 0.044 oz Au/t (1.507 g Au/t) in silicified and clay altered Paleozoic and Tertiary rocks. Historic past shallow, vertical drilling targeted disseminated mineralization, returned up to 0.047 oz Au/t over 50 ft (1.609 g Au/t over 15.2m) in drill hole DC-7.

For more information on Angel Wing go to http://www.mirandagold.com/s/AngelWing.asp.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, Ramelius Resources Ltd., and SIN Holdings Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.